Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Post-effective Amendment No.2 to the Registration Statement (Form S-3) and related Prospectus of Kronos Bio, Inc. for the registration of common stock, preferred stock, debt securities, and warrants and to the incorporation by reference therein of our reports dated February 24, 2022, with respect to the financial statements of Kronos Bio, Inc. and the effectiveness of internal control over financial reporting of Kronos Bio, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst and Young LLP

Redwood City, California
February 24, 2022